June 13, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	SafeNet, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005 (“Form 10-K”)
Filed March 16, 2006
File No. 000-20634
Ladies and Gentlemen:
     On behalf of SafeNet, Inc. (the “Company”), below are responses to comments set forth in the letter of the staff of the Commission (the “Staff”) to Anthony A. Caputo, dated June 5, 2006 (the “Letter”). For your convenience, we have included herein the comments of the Staff in italic type and the responses thereto in ordinary type. In setting forth those responses, we have used the headings and paragraph numbers in the Letter.
General
1.   As requested in our original letter, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filings;
staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filings; and
the company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.
     On behalf of the Company, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Report of Independent Registered Public Accounting Firm, page 53
2.   We note your response to comment 1. Please amend your filing to provide the revised report from your auditors. This comment may not be applied on a prospective basis. To the extent that you have proposed to comply with our other comments on a prospective basis, please do so in your amended Form 10-K.

     We will file an amended Form 10-K that includes the revised report from our auditors. Additionally, the amended Form 10-K will include the additional disclosures about cash paid for income taxes during the periods presented in the Form 10-K, as described in our response to comment 3 in our response letter of May 26, 2006. As we disclosed in our response letter of May 26, 2006, the Company concluded that the additional items referenced in comments 3, 4, and 5 of the Staff’s letter dated May 4, 2006 were not material for separate disclosure for the periods presented in the Form 10-K.
Consolidated Statement of Cash Flows, page 58
     3. We note your response to comment 2 and your discussion of software development costs on pages 47 and 60. Based on these disclosures, it appears that your software development costs relate to products which will be sold (inventory) as opposed to expenditures for productive assets. Please advise us or revise your classification of these expenditures.
     Software development costs included as investing activities in the statement of cash flows relate to the development of software which is licensed to third parties under term and perpetual license arrangements. These development costs are for the development of a productive asset (the software which is licensed) and therefore, we believe that classification in the cash flows statement as an investing activity is appropriate.
Sincerely,
/s/ Carole D. Argo

Cc:	Anthony A. Caputo
SafeNet, Inc.